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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                SFB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------

                                   784 12C10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
        780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of resecurites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 pages
                        Exhibit Index located on Page A-1

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.  784 12C10                                                                        Page 2            of   16    Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sandler O'Neill Asset Management, LLC


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      35,000
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     35,000

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,000

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.6%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             00

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.   784 12C10                                                                       Page  3           of  16      Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOAM Holdings, LLC


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      33,100
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     33,100

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,100

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             00

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.   784 12C10                                                                        Page 4            of  16     Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Malta Partners, L.P.


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      5,500
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     5,500

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,500

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.90%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.    784 12C10                                                                      Page  5           of   16    Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Malta Partners II, L.P.


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      16,600
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     16,600

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,600

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.70%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.    784 12C10                                                                      Page  6           of  16     Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Malta Hedge Fund, L.P.


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      2,600
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     2,600

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,600

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.40%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.    784 12C10                                                                      Page 7            of    16   Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Malta Hedge Fund II,L.P.


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      8,400
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     8,400

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,400

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.30%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.   784 12C10                                                                       Page  8           of   16    Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Malta Offshore, Ltd


------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      1,900
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     1,900

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,900

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.30%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------                                                      ----------------------------------------
CUSIP No.   784 12C10                                                                       Page  9           of   16    Pages
           -------------                                                                         ------------    -------
--------------------------------------                                                      ----------------------------------------

------------ -----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Terry Maltese

------------ -----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) / /
                                                                                                                        (b) / /

------------ -----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ -----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             00

------------ -----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

------------ -----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

------------ -----------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY          ---------- -----------------------------------------------------------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                      35,000
          WITH
                          ---------- -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER



                          ---------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     35,000

------------ -----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             35,000

------------ -----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           / /

------------ -----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.60%

------------ -----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN

------------ -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to Schedule 13D relating to SFB Bancorp, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D filed on December 23, 1997 as amended by Amendment No. 1 to the Schedule 13D dated June 22, 1998, Amendment No. 2 to the Schedule 13D dated July 27, 1998 and Amendment No. 3 to the Schedule 13D dated December 1, 1998 (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.

Item 2.           Identity and Background.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.


Item 3.  Source and Amount of Funds.

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $84,784, $39,951, $247,082, $126,815 and $20,663, respectively. Such shares were purchased with the investment capital of the respective entities.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) Based upon an aggregate of 622,995 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, as of the close of business on June 7, 2000:

  (i) MP beneficially owned 5,500 shares of Common Stock, constituting approximately 0.9% of the shares outstanding.

  (ii) MHF beneficially owned 2,600 shares of Common Stock, constituting approximately 0.4% of the shares outstanding.

  (iii) MPII beneficially owned 16,600 shares of Common Stock, constituting approximately 2.7% of the shares outstanding.

  (iv) MHFII beneficially owned 8,400 shares of Common Stock, constituting approximately 1.3% of the shares outstanding.

  (v) MO beneficially owned 1,900 shares of Common Stock, constituting approximately 0.3% of the shares outstanding.

  (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 5,500 shares owned by MP, the 2,600 shares owned by MHF, the 16,600 shares owned by MPII, the 8,400 shares owned by MHFII and the 1,900 shares owned by MO, or an aggregate of 35,000 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

  (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 5,500 shares owned by MP, the 2,600 shares owned by MHF, the 16,600 shares owned by MPII and the 8,400 shares owned by MHFII, or an aggregate of 33,100 shares of Common Stock, constituting approximately 5.3% of the shares outstanding.

  (vii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 5,500 shares owned by MP, the 2,600 shares owned by MHF, the 16,600 shares owned by MPII, the 8,400 shares owned by MHFII and the 1,900 shares owned by MO, or an aggregate of 35,000 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

 (viii) In the aggregate, the Reporting Persons beneficially own an aggregate of 35,000 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

 (ix)    2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to and including June 7, 2000, MP effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         04/05/00          Sold                  500            $11.75
         06/05/00          Sold                1,600            $11.00
         06/07/00          Sold                1,600            $11.00


         During the sixty days prior to and including June 7, 2000, MHF effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         04/05/00          Sold                200              $11.75
         06/05/00          Sold                700              $11.00
         06/07/00          Sold                700              $11.00


         During the sixty days prior to and including June 7, 2000, MPII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         04/05/00          Sold               1,400             $11.75
         06/05/00          Sold               4,700             $11.00
         06/07/00          Sold               4,700             $11.00


         During the sixty days prior to and including June 7, 2000, MHFII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         04/05/00          Sold                 700             $11.75
         06/05/00          Sold               2,400             $11.00
         06/07/00          Sold               2,400             $11.00

         During the sixty days prior to and including June 7, 2000, MO effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         04/05/00          Sold                 200             $11.75
         06/05/00          Sold                 600             $11.00
         06/07/00          Sold                 600             $11.00


(d) Not applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000

MALTA PARTNERS, L.P.                                          MALTA HEDGE FUND, L.P.

By:      SOAM Holdings, LLC,                                  By:      SOAM Holdings, LLC,
         the sole general partner                                      the sole general partner


By: /s/ Terry Maltese                                         By: /s/ Terry Maltese
   ---------------------------------                             -----------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                     President

MALTA PARTNERS II, L.P.                                       MALTA HEDGE FUND II, L.P.

By:      SOAM Holdings, LLC,                                  By:      SOAM Holdings, LLC,
         the sole general partner                                      the sole general partner


By: /s/ Terry Maltese                                         By:/s/ Terry Maltese
   ---------------------------------                             ---------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                     President

MALTA OFFSHORE, LTD.                                          Sandler O'Neill Asset Management LLC
By:Sandler O'Neill Asset Management LLC

By: /s/ Terry Maltese                                         By: /s/ Terry Maltese
   ---------------------------------                             -------------------------------------------------
         Terry Maltese                                                 Terry Maltese
         President                                                     President

SOAM Holdings, LLC                                            Terry Maltese

By: /s/ Terry Maltese                                          /s/ Terry Maltese
    ---------------------------------------                   ---------------------------------------------------------
         Terry Maltese                                                 Terry Maltese
         President


                                  EXHIBIT INDEX

                                                                           Page
                                                                           ----

Exhibit 1            Written Agreement relating to the                      A-1
                     filing of joint acquisition statements
                     as required by Rule 13d-1(f)(1) of the
                     Securities and Exchange Commission